Exhibit 8.1
Material Subsidiaries of the Registrant

Name of Subsidiaries		Place of Incorporation

1.	E-House & Cityrehouse Real Estate Consultancy Limited	British Virgin Islands
2.	E-House & Cityrehouse Real Estate Development Limited	British Virgin Islands
3.	E-House International Real Estate Agency Limited	Hong Kong
4.	E-House Real Estate Ltd.	British Virgin Islands
5.	CRIC Holdings Limited	Cayman Islands
6.	CRIC (China) Information Technology Co. Ltd.	British Virgin Islands
7.	E-House (China) Real Estate Asset Management Limited	Cayman Islands
8.	Shanghai Cityrehouse Real Estate Agency, Ltd.	PRC
9.	Shanghai Real Estate Consultants and Sales (Group) Co., Ltd.	PRC
10.	Shanghai CRIC Information Technology Co., Ltd.	PRC
11.	Shanghai YiHan Investment Management Consultants Co., Ltd.	PRC
Material Variable Interest Entity of the Registrant

Name of Variable Interest Entity		Place of Incorporation

1.	Shanghai Tian Zhuo Advertising Co., Ltd.	PRC